4/5

07022231

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Totally Hip Technologies

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 1 6 2007

THOMSON FINANCIAL

FILE NO. 82- 04556

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: dlw

DAT : 4/5/07

TOTALLY HIP TECHNOLOGIES INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Totally Hip Technologies Inc.

We have audited the consolidated balance sheets of Totally Hip Technologies Inc. as at September 30, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
February 6, 2007

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2006 and 2005

ASSETS	2006	2005
Current		
Cash	$ 17,848	$ 24,192
GST receivable	80,456	14,188
Amounts receivable	22,347	22,642
Inventory	-	3,500
Prepaid expenses and deposits	16,795	926
	137,446	65,448
Equipment – Note 3	105,689	19,526
Software technology and intellectual property rights	6	6
	$ 243,141	$ 84,980
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 9	$ 537,957	$ 603,471
Loans payable – Note 4	65,917	161,535
Due to shareholders – Note 9	33,754	33,754
	637,628	798,760
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	8,481,069	6,949,025
Common shares subscribed	-	73,000
Contributed surplus	827,400	827,400
Deficit	(9,702,956)	(8,563,205)
	(394,487)	(713,780)
	$ 243,141	$ 84,980

Nature and Continuance of Operations – Note 1
Commitments – Notes 5 and 7

APPROVED BY THE DIRECTORS:

"David DiCaire"	Director	*"James Boyce"*	Director
David DiCaire		James Boyce	

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2006 and 2005

	2006	2005
Revenues		
Packaged software	$ 79,622	$ 209,344
Less: cost of packaged software	(19,822)	(39,799)
	59,800	169,545
Services and training	172,196	120,256
	231,996	289,801
Administrative expenses		
Amortization	16,060	7,814
Corporate development	30,000	-
Filing fees and transfer agent	23,539	16,462
Interest and bank charges	20,724	12,708
Marketing, travel and promotion	42,840	9,400
Office and miscellaneous	58,557	42,751
Professional fees	200,200	115,372
Research and development costs	278,304	-
Research and development salaries – Note 9	86,972	174,602
Rent – Note 7	100,166	50,834
Salaries and consulting fees – Note 9	506,417	254,175
Telephone and internet	6,217	5,307
	1,369,996	689,425
Loss from operations before other items	(1,138,000)	(399,624)
Other items:		
Other income	-	221
Foreign exchange loss	(1,751)	(15,411)
	(1,751)	(15,190)
Net loss for the year	$ (1,139,751)	$ (414,814)
Basic and diluted loss per share	$ (0.07)	$ (0.03)
Weighted average number of shares outstanding	16,822,498	12,860,376

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended September 30, 2006 and 2005

	2006	2005
Deficit, beginning of the year	$ (8,563,205)	$ (8,148,391)
Net loss for the year	(1,139,751)	(414,814)
Deficit, end of year	$ (9,702,956)	$ (8,563,205)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2006 and 2005

	2006	2005
Operating Activities		
Net loss for the year	$ (1,139,751)	$ (414,814)
Item not involving cash:		
Amortization	16,060	7,814
	(1,123,691)	(407,000)
Changes in non-cash working capital items related to operations:		
GST receivable	(66,268)	31,182
Amounts receivable	295	(29,312)
Prepaid expenses and deposits	(15,869)	11,510
Inventory	3,500	-
Accounts payable and accrued liabilities	(65,514)	227,883
Cash used in operating activities	(1,267,547)	(165,737)
Financing Activities		
Proceeds from issuance of shares – net	1,532,044	-
Common shares subscribed	(73,000)	73,000
Loans payable	(95,618)	102,314
Cash provided by financing activities	1,363,426	175,314
Investing Activity		
Acquisition of equipment	(102,223)	(929)
Increase (decrease) in cash during the year	(6,344)	8,648
Cash, beginning of the year	24,192	15,544
Cash, end of the year	$ 17,848	$ 24,192
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 and 2005

Note 1 Nature and Continuance of Operations

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business has been to develop multimedia software code for future licensing and marketing of end user versions.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At September 30, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $9,702,956 since its inception, has a working capital deficiency of $500,182 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned subsidiaries Totally Hip Software (B.C.) Inc., Totally Hip Services Inc. and 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

b) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on the first-in first-out basis.

Note 2 Summary of Accounting Policies – (cont'd)

c) Equipment and Amortization

Capital assets are recorded at cost. Amortization is provided using the following methods and rates:

Equipment and furniture	20% declining balance
Computer equipment	30% declining balance
Motor vehicle	20% declining balance

d) Revenue Recognition

Revenues are recognized when there are no significant obligations remaining, the sales price is fixed and determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Packaged software sales sold directly to the end-user are either shipped or directly downloaded and revenues are recognized when delivered. Sales, other than packaged software downloaded, are subject to a one day return policy. Packaged software sales made by resellers is recognized when delivered to the end user. Revenue from consulting and training services is recognized as acceptance is received from customers at milestone points defined in the contracts.

e) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

g) Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Accounting Policies – (cont'd)

h) Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, loans payable and due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

i) Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's shares, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including he expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

j) Research and Development

The Company incurs costs on activities that relate to research and development of new products. Research costs are expensed as they are incurred. The Company has also expensed development costs incurred because the costs do not meet generally accepted criteria for deferral and amortization.

k) Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company's long-lived assets as at September 30, 2006.

Note 3 Equipment

	2006		
	Cost	Accumulated Amortization	Net
Equipment and furniture	$ 74,206	$ 36,485	$ 27,721
Motor vehicle	54,813	5,481	49,332
Computer equipment	222,215	203,579	18,636
	$ 351,234	$ 245,545	$ 105,689

	2005		
	Cost	Accumulated Amortization	Net
Equipment and furniture	$ 36,796	$ 31,730	$ 5,066
Computer equipment	212,214	197,754	14,460
	$ 249,010	$ 234,484	$ 19,526

Note 4 Loans Payable

	2006	2005
Loans payable bearing interest at 6.5% per annum, unsecured and repayable on demand.	$ 36,017	$ 83,894
Loans payable bearing interest at 6% per annum, unsecured and repayable on demand.	-	76,641
Loans payable, non-interest bearing, unsecured and repayable on demand.	29,900	1,000
	$ 65,917	$ 161,535

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Note 5 Share Capital – (cont'd)

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	$ 6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006		26,282,620	$ 8,481,069

Commitments:

Share Purchase Options:

A summary of the share purchase options is as follows:

	Years ended September 30, 2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	14,489	$6.32	37,489	$8.00
Expired/cancelled	(14,489)	$6.32	(23,000)	-
Options outstanding and exercisable at end of the year	-		14,489	$6.32

Note 5 Share Capital – (cont'd)

Commitments – (cont'd)

Share Purchase Warrants – (cont'd)

A summary of the Company's outstanding share purchase warrants is as follows:

	Years ended September 30, 2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	11,200,000	$0.07	11,344,928	$0.07
Expired	-	($0.07)	(144,928)	$0.07
Exercised	(11,200,000)	-	-	-
Issued	2,222,222	$0.21	-	-
Outstanding at end of the year	2,222,222	$0.21	11,200,000	$0.07

At September 30, 2006, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 6, 2008

Note 6 Income Taxes

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

	2006	2005
Basic statutory and provincial income tax rates	34.12%	35.2%
Expected income tax recovery on net loss	$ 388,883	$ 146,015
Differences due to recognition of items for tax purposes		
Amortization	(5,480)	(2,751)
Non-deductible items	(7,553)	-
Share issue costs	5,904	5,249
Expected income tax recovery	381,754	148,513
Non-capital losses carried forward	(381,754)	(148,513)
Actual income tax expense	$ -	$ -

Note 6 Income Taxes – (cont'd)

Significant components of the Company's future tax assets and liabilities which result primarily from temporary differences in the recognition of expense items for financial and income tax reporting purposes, are as follows:

	2006	2005
Future income tax assets		
Non-capital losses carried forward	$ 1,118,782	$ 968,633
Share issue costs	10,792	18,265
Capital cost allowance	1,490,932	1,532,471
Capital losses carried forward	45,344	46,779
	2,665,850	2,566,147
Less: valuation allowance	(2,665,850)	(2,566,147)
Net future income taxes	$ -	$ -

The Company has provided a valuation allowance because management considers that it is more likely-than-not that the future income tax assets will not be realized.

The Company has accumulated non-capital loss carryforwards totalling $3,278,963 and capital loss carryforwards totalling $265,789 that are available to offset future taxable income. The non-capital losses expire as follows:

2007	$ 24,637
2008	567,452
2009	299,049
2010	328,354
2014	527,177
2015	413,438
2026	1,118,856
	$ 3,278,963

Note 7 Commitments

The Company had entered into an operating lease for the Company's office premises expiring June 30, 2009. During the year ended September 30, 2006, the Company terminated the lease and incurred $50,000 in cancellation costs and damages.

Note 8 Financial Instruments

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other receivables, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge positions at September 30, 2006 or September 30, 2005. As at September 30, 2006, $5,213 (2005: $21,996) included in cash and $5,876 (2005: $23,397) included in accounts receivable were in US dollars.

Note 9 Related Party Transactions

The Company incurred the following transactions with a director, former officers of the Company and a company controlled by a director of the Company:

	Years ended September 30, 2006	2005
Research and development salaries	$ 86,972	$ 174,602
Consulting fees	129,000	54,000
	$ 215,972	$ 222,750

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At September 30, 2006 accounts payable and accrued liabilities included $71,963 (2005: $135,531) due to a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 10 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Year ended September 30, 2006	2005
USA	51%	67%
Canada	41%	13%
Europe	6%	12%
Australia	1%	3%
Asia	1%	4%
Other	-%	1%
	100%	100%

Note 11 Comparative Figures

Certain comparative figures for the year ended September 30, 2005 have been reclassified to conform with the current year's presentation.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2006

FEBRUARY 16, 2007

For the year ended September, 2006, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of February 16, 2007 provides information on the operations of Totally Hip for the year ended September 30, 2006 and subsequent to the year end and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2006, and 2005.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Rich Media Design and Development

During the year ended the Company delivered its rich media applications and services under the brand name iROC™.

iROC™ -- interactive, rich, overt, communications -- teams Totally Hip's technical resources with advertising, development and publishing people in the creation of distinct, inspiring on-line products.

iROC™ combines Totally Hip's award-winning proprietary software with recent custom enhancements created for project-specific rich media solutions to create and fulfill client's interactive requirements. By producing and deploying rich media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features, advertisers can create an immersive on-line customer experience for their clients.

The rich media revolution is discarding flat, boring websites and empowering businesses to engage their clients and customers as they deploy rich media sites with immersive on-line content that inspires and illustrates for users. iROC™'s interactive rich media integrates images, video, virtual tours, animation, audio and interactive features to give on-line interaction life, to excite, to engage and ignite interest.

With iROC™, Totally Hip continues to build on its proven technology and record of supplying leading-edge interactive technology products and solutions to maximize the efficiency and effectiveness of rich media campaigns.

Livestage Professional Software

During fiscal 2006, Totally Hip Technologies Inc. released LiveStage Professional 4.6.5, an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behaviour archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2006

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

Development of Totallyhippoker.net

During the period under review, the Company ("Totally Hip") entered into an agreement for the joint venture development of an on-line poker site tentatively named totallyhippoker.net.

On August 18, 2006, due to current developments in the poker industry, the Company decided not to proceed with the joint venture development of on-line poker technologies and a poker site. The Company will continue to monitor the situation. As at September 30, 2006, the Company had expended $218,304 on research and development costs.

Development of "Triple Play"

As at September 30, 2006 the Company had incurred $60,000 for research and development of the "Triple Play" and wireless communications. "Triple Play" is a marketing term for the provisioning of Phone, Internet and TV services over a single broadband connection. The consumer demand for a triple play converged network is growing exponentially driven by the migration to VoIP and HDTV services as well as the mass market penetration of everything Digital.

The Company has identified a number of business opportunities including provisioning the triple play for business and/or residential multi unit dwellings with an alternative source of communication services where property manager and/or real estate developers can profit share in the services being sold to their occupants.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2006

As at September 30, 2006, the Company decided not to incur any further development of "Triple Play" and wireless communications. The Company will continue to monitor the market. As at September 30, 2006, the Company had expended $60,000 on research and development costs.

OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development, marketing and sales capacity and budgets.

SELECTED FINANCIAL DATA

The following table presents selected financial information for the last three audited fiscal years ended September 30, 2006, 2005 and 2004:

	2006 $	2005 $	2004 $
OPERATIONS:			
Revenues	231,996	289,801	257,648
Net Loss	(1,139,751)	(414,814)	(524,108)
Basic and diluted loss per share	(0.07)	(0.03)	(0.08)
BALANCE SHEET:			
Working capital (deficiency)	(500,182)	(733,312)	(398,383)
Total assets	243,141	84,980	96,597

For the year ended September 30, 2006 gross revenue was $251,818 compared to $329,600 for the same period in 2005 (23.6% decrease). For the year ended September 30, 2006 revenues (net of packaged software) was $231,996 compared to $289,801 in 2005 (19.95% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 71% of the Company's total sales are sales in foreign currencies. During the fiscal 2006 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 6.4.% higher than the average annual exchange rate for the same period in 2005. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the year ended September 30, 2006 was $1,139,751 compared to the loss of $414,814 for the year ended September 30, 2005. The net loss for the period ended was marginally affected by a loss on foreign exchange of $1,751.

RESULTS OF OPERATIONS

For the three months ended September 30, 2006.

During the three months ended September 30, 2006, Net sales/gross profit before expenses were $36,928 or 147.9% of gross sales compared to a gross profit of $98,017 or 78.77% for the comparable period in 2005.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2006

On an overall basis the net loss for the three months ending September 30, 2006 is $260,049 (115.9% increase) compared to a net loss of $120,432 for the same period in the previous year resulting in a net loss of $ 0.01 per share for the current quarter compared to a loss of $0.01 per share for the same quarter in 2005. The increase in the net loss for the three months ended September 30, 2006 was affected by a decrease in revenue of $99,470 and a gain in foreign exchange of $13,741.

Administrative expenses for the three months ending September 30, 2006 were $293,000, compared to $200,731 in the previous year. Major expense increases occurred in research and development cost ($39,753), office and miscellaneous expenses ($28,189), professional fees (16,335), marketing, travel and promotion ($17,592) due to promoting new products, salary and consulting fees ($19,332) due to staff reorganization and corporate changes and amortization increased by $10,751 due to additional office equipment and a motor vehicle purchased during the year, which were offset by decreases in research and development salaries ($39,602) due to staff reorganization during the period and rent decreased by ($2,612) with the balance of the increase ($2,531) spread over the remainder of the expenses.

The geographical distribution of sales revenues for the year ended September 30, 2006 is USA 51%, Canada 41%, Europe 6%, Australia, New Zealand and Asia 2%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

For the year ended September 30, 2006.

During the year ended September 30, 2006, Net sales/gross profit before expenses were $231,996 as compared to $289,801 for the comparable period in 2005.

On an overall basis the net loss for the 2006 fiscal year is $1,139,751 comparable to a net loss of $414,814 for the year 2005 resulting in a net loss of $0.07 per share (2005: $0.03). The 2006 net loss was affected by a marginal loss on foreign exchange of $1,751.

Administrative expenses for the year ended September 30, 2006 were $1,369,996 compared to $689,425 in the previous year. Major expense increases occurred in research and development cost ($278,304), salaries and consulting fees ($252,242), office and miscellaneous expenses ($15,806), rent ($49,332) due mainly to cancellation of a long term lease resulting from office relocation and corporate development cost ($30,000) due to corporate development changes, marketing, travel and promotion ($33,440) due to promoting new products, professional fees ($84,828) due to corporate reorganization and development, filing fees and transfer agent fees ($7,077), interest and bank charges ($8,016) and amortization costs increased by $8,246 due to additional office equipment and a motor vehicle purchased during the year, which were offset by decreases in research and development salaries ($87,630) due to staff reorganization during the period with the balance of the increase ($910) spread over the remainder of the expenses.

Gross profit from sales for the year ended September 30, 2006 was $231,996 or 92.13% of gross sales compared to a gross profit from sales of $289,801 or 87.93% in 2005. Cost of goods sold does not include labor costs to generate sales, service or training revenue.

Gross sales were adversely impacted by about 7 % overall compared to the same period in 2005 due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the year ended September 30, 2006 is USA 51%, Canada 41%, Europe 6%, Australia 1%, Asia , Africa, South America 1%.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2006

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2007.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended September 30,							
	2006				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	86,709	45,951	94,192	24,666	48,711	85,728	70,725	124,436
Net income (loss)	(28,660)	(230,271)	(620,771)	(260,049)	(66,565)	(71.388)	(156,429)	(120,432)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

SHARE CAPITAL

Authorized: 100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004, 2005		12,860,398	$ 6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	100,000	10,000
Balance, March 31, 2006		15,182,621	7,359,025
Issued for cash:			
Pursuant exercise of warrants	– at $0.10	9,900,000	990,000
Pursuant exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006		**26,282,620**	**$ 8,481,069**

Escrow:

As at September 30, 2006, there were no shares held in escrow.

Commitments:

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2006

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	Nine- months ended June 30, 2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	14,489	$ 6.32	37,489	$8.00
Granted				
Expired/cancelled	(14,489)	$ 6.32	(18,750)	$5.20
Options outstanding and exercisable at the end of period	-	$ -	37,489	$10.79

Share Purchase Warrants

At September 30, 2006, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 06, 2008
2,222,222		

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Years ended September 30, 2006	2005
Research and development salaries	$ 86,972	$ 175,602
Consulting fees	129,000	54,000
	$ 215,972	$ 228,602

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SEPTEMBER 30, 2006

At September 30, 2006, accounts payable and accrued liabilities included $71,963 (2005: $135,531) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At September 30, 2006, the Company held cash on hand of $17,848 (2005: $24,192) and liabilities totalled $637,628 (2005: $798,760).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $243,141 as of September 30, 2006, compared to $84,980 as of September 30, 2005, which increased by $158,161 due to prepaid expenses of $15,869 amounts receivable and GST recoverable of $65,973 and approximately $76,319 in purchase of office equipment and a vehicle

Totally Hip's liabilities at September 30, 2006 comprised of accounts payable and accrued liabilities totalling $537,957, (2005: $603,471), loans payable of $65,917 (2005: $161,535), and amounts due to shareholders of $33,754 (2005: $33,754).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the year ended September 30, 2006, Totally Hip has not issued any stock options and received $1,144,000 proceeds from the exercise of existing or warrants and $400,000 in proceeds from a private placement. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the year ended September 30, 2006, Totally Hip closed a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years.

MANAGEMENT CHANGES

During the period under review, the Company appointed Mr. Ross to the board of directors. Mr. Ross, a financial systems engineer, has over 10 years experience in the development and deployment of technology driven businesses.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2006 or September 30, 2005.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 51% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

OUTLOOK

Totally Hip is developing an application for its recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is still waiting for Apple's approval of its QuickTime component and has been given no definitive date for approval. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology.

Totally Hip having acquired extensive insights and experience in the online learning area through its interactive tools and consulting business is now planning to take the technology it has developed and release it into the expanding online delivery market. Totally Hip Technologies is working toward developing an online learning technology that would utilize its latest online and interactive rich media technologies to produce turnkey systems that can be quickly deployed. The Totally Hip solution would use existing content in almost any format and allows the content to remain in a non- proprietary format. These systems will be targeted at small to medium sized companies and schools looking for fast economical online learning solutions incorporating DVD quality video. The Totally Hip online learning system's capabilities would be expandable to grow with the clients' requirements using the modular component design.

Currently the online training and learning market is still in a development stage. Totally Hip Technologies deduces that many post high school institutions and most companies have initiated research projects with the hope of deploying their own system at some point in the future. Many companies are looking for innovative ways to utilize their existing content to educate their staff and customers online.

With many companies reducing overheads they find themselves trying to meet the challenge of today's ever shrinking budgets while finding economical, low capital learning solutions. Most of these companies and educational institutions have been looking at online solutions to help them attain their goals and are now starting to implement solutions. Trainers and educators can now make full use of the Internet or their own intranets to deploy low cost high quality learning experiences.

Online learning technology provides many advantages over traditional methods of delivery including uniformity of delivery, instantaneous updates, high availability, minimal overhead, on-demand delivery and location independence. The technology also now allows the online delivery mechanism to deliver in a DVD style and quality.

Large IT vendors such as IBM have their own proprietary systems meant for large deployments and that usually have extensive implementation and media formatting schedules. These systems are costly, require long-term commitments and usually require the content to be formatted into a proprietary format limiting future use and require ongoing technology payments. As a result, there is little available for the small to medium sized companies or schools who want to participate in the online learning revolution. The cost of entry capital, extended implementation schedules and long-term technology commitment are simply too high.

Totally Hip is basing this new offering on its cross platform based interactive media engine used in its award winning tools while deploying content via the widely distributed QuickTime player. QuickTime has risen to become a leading technology for the delivery and integration of DVD quality video and rich media content over the Internet and one of the most popular media players. QuickTime is also used for Apple's popular iPod portable music player available for both Windows and OS X operating systems.

Totally Hip will continue to research and possibly develop the business opportunity known as "triple play". "Triple Play" is a marketing term for the delivery of an integrated package of Phone, Internet and TV services over a single broadband connection and advanced IP technology. Consumers, therefore receive a feature rich service with only one bill from one company. Totally Hips' approach to the Triple Play focuses on a combined business model rather than on solving technical issues or a common standard.

The consumer demand for a Triple Play converged network is growing exponentially driven by the migration to VoIP and HDTV services as well as the mass market penetration of everything Digital.

As the market continues to evolve, Totally Hip looks to offer a robust combination of services in an effort to ward off competition and grow revenue. In particular, consumer demands are increasing for content and interactive applications, such as Rich Media videoconferencing. The combination of technologies the solution provides is an ideal infrastructure for the evolution of new media service delivery capabilities.

Totally Hip is reviewing the viability of integrating its current products, services or other technology based applications in connection with the "triple play" investigation of potential business opportunities.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2006

Over the past few years, THP has attempted with limited success to broaden its footprint in the Rich Media marketplace. Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YOUTUBE and MYSPACE) have helped guide a larger customer base to THP's core product, LiveStage Professional. In this light and with a view to stick with our strengths, THP will continue to develop LiveStage and increase marketing efforts. We believe that a re-concentration to LiveStage will provide a good revenue stream and spawn highly lucrative customer rich media projects.

SUBSEQUENT EVENT

Subsequent to September 30, 2006:

a) On December 22, 2006, the Company agreed to up to a $300,000 private placement of its securities consisting of the sale of up to one million units at 30 cents per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant, with each such share purchase warrant entitling the holder to purchase one additional common share of the company at an exercise price of 40 cents per share for a period of two years. The securities will be subject to a hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange

82-4556

TOTALLY HIP TECHNOLOGIES INC.

RECEIVED

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.** (the "Issuer") for the period ending **September 30, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 16, 2007

"David Dicaire"
David Dicaire
President & CEO

82-4556

TOTALLY HIP TECHNOLOGIES INC.

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.** (the "Issuer") for the period ending **September 30, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 16, 2007

"David Dicaire"
David Dicaire
Chief Financial Officer

#82-4556

Date and Time: March 23, 2007 05:46 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **February 22, 2007 02:47 PM Pacific Time**

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

Date of Change of Directors

May 31, 2006

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Delivery Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Director(s) as at May 31, 2006

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Delivery Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
1614 HEMLOCK DRIVE
PORT MOODY BC V3H 4A7
CANADA

Delivery Address:
1614 HEMLOCK DRIVE
PORT MOODY BC V3H 4A7
CANADA

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

82-4556

Date and Time: March 23, 2007 05:46 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **March 23, 2007 03:19 PM Pacific Time**

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

Date of Change of Directors

May 31, 2006

New Director(s)

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Director(s) as at May 31, 2006

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

RECEIVED

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Delivery Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
1614 HEMLOCK DRIVE
PORT MOODY BC V3H 4A7
CANADA

Delivery Address:
1614 HEMLOCK DRIVE
PORT MOODY BC V3H 4A7
CANADA

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Date and Time: March 23, 2007 05:46 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 22, 2007 02:47 PM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Continued into British Columbia on March 18, 1999

NOTICE OF ARTICLES

Name of Company:

TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:	**Delivery Address:**
3 - 1182 QUEBEC STREET VANCOUVER BC V6A 4B2 CANADA	3 - 1182 QUEBEC STREET VANCOUVER BC V6A 4B2 CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:	**Delivery Address:**
159 CANADA VISTA, LA HONDA, CA 94020 UNITED STATES	159 CANADA VISTA, LA HONDA, CA 94020 UNITED STATES

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:	**Delivery Address:**
1376 ARBORLYNN DR NORTH VANCOUVER BC V7J 2V3 CANADA	1376 ARBORLYNN DR NORTH VANCOUVER BC V7J 2V3 CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:	**Delivery Address:**
1614 HEMLOCK DRIVE PORT MOODY BC V3H 4A7 CANADA	1614 HEMLOCK DRIVE PORT MOODY BC V3H 4A7 CANADA

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:	**Delivery Address:**
205-117 WEST 17TH STREET NORTH VANCOUVER BC V7M 1V5 CANADA	205-117 WEST 17TH STREET NORTH VANCOUVER BC V7M 1V5 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,870,002	Common Shares	Without Par Value With Special Rights or Restrictions attached

2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

82-4556

Date and Time: March 23, 2007 05:46 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

RECEIVED

This Notice of Articles was issued by the Registrar on: March 23, 2007 03:19 PM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Continued into British Columbia on March 18, 1999

NOTICE OF ARTICLES

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
1614 HEMLOCK DRIVE
PORT MOODY BC V3H 4A7
CANADA

Delivery Address:
1614 HEMLOCK DRIVE
PORT MOODY BC V3H 4A7
CANADA

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Delivery Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,870,002	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

82-4556

TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(Unaudited)

TOTALLY HIP TECHNOLOGIES INC.

December 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	(Unaudited) December 31, 2006	(Audited) September 30, 2006
Current		
Cash	$ 10,732	$ 17,848
GST receivable	84,702	80,456
Amounts receivable	31,155	22,347
Prepaid expenses and deposits	3,567	16,795
	130,156	137,446
Capital assets	99,939	105,689
Software technology and intellectual property rights	6	6
	$ 230,101	$ 243,141
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 3	$ 565,598	$ 537,957
Loans payable	104,707	65,917
Due to shareholders	33,754	33,754
	704,059	637,628
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 2	8,481,069	8,481,069
Contributed surplus	827,400	827,400
Deficit	(9,782,427)	(9,702,956)
	(473,958)	(394,487)
	$ 230,101	$ 243,141

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

"David Dicaire" Director "Michael Ross" Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended December 31, 2006 and 2005
(Unaudited – Prepared by Management)

	2006	2005
Revenues		
Sales	$ 17,434	$ 86,709
Less: cost of goods sold	(2,278)	(3,165)
	15,156	83,544
Administrative Expenses		
Amortization	5,750	1,411
Filing fees and transfer agent	1,614	2,091
Interest and bank charges	8,504	3,310
Marketing, travel and promotion	285	610
Office and miscellaneous	5,202	4,223
Professional fees	3,455	470
Research and development salaries – Note 3	-	45,000
Rent	14,507	10,705
Salaries and consulting fees – Note 3	56,480	51,198
Telephone and internet	372	958
	96,169	119,976
Loss from operations before other items	(81,013)	(36,432)
Other items		
Foreign exchange (loss) gain	1,542	7,772
Net loss for the year	$ (79,471)	$ (28,660)
Basic and diluted loss per share	$ (0.004)	$ (0.002)
Weighted average number of shares outstanding	19,571,500	12,860,399

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the three months ended December 31, 2006 and 2005
(Unaudited – Prepared by Management)

	2006	2005
Deficit, beginning of the period	$ (9,702,956)	$ (8,563,205)
Net loss for the period	(79,471)	(28,660)
Deficit, end of period	$ (9,782,427)	$ (8,591,865)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended December 31, 2006 and 2005
(Unaudited – Prepared by Management)

	2006	2005
Operating Activities		
Net loss for the period	$ (79,471)	$ (28,660)
Items not involving cash:		
Amortization	5,750	1,411
	(73,721)	(27,249)
Changes in non-cash working capital items related to operations:		
GST receivable	(4,246)	
Amounts receivable	(8,808)	(10,561)
Prepaid expenses and deposits	13,228	(106)
Accounts payable and accrued liabilities	27,641	(6,716)
Cash used in operating activities	(45,906)	(44,632)
Financing Activities		
Common shares subscribed	-	19,250
Loans payable	38,790	23,048
Cash provided by financing activities	38,790	42,298
Investing Activity		
Acquisition of capital asset	-	(2,080)
Cash provided by investing activity	-	(2,080)
Increase (Decrease) in cash during the period	(7,116)	(4,414)
Cash, beginning of the period	17,848	24,192
Cash, end of the period	$ 10,732	$ 19,778
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the three months ended December 31, 2006
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2006, and should be read in conjunction with those statements.

While the information presented in the accompanying interim three month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
			-
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006 and December 31, 2006		26,282,620	$ 8,481,069

Private Placement :

The Company has agreed to a $300,000 private placement of its securities consisting of the sale of up to 1,000,000 units at $0.30 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.40 per share for a period of two years. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Note 2 Share Capital – Cont'd

Commitments:

Share Purchase Options:

A summary of the share purchase options is as follows:

	Three months ended December 31, 2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	-	-	14,489	$6,32
Expired/cancelled	-		(14,489)	
Options outstanding and exercisable at the end of period	-		-	

Share Purchase Warrants:

At December 31, 2006, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 6, 2008
2,222,222		

Note 3 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

Note 4 Related Party Transactions – (cont'd)

	Three months ended December 31, 2006	Three months ended December 31, 2005
Research and development salaries	$ -	$ 45,000
Salaries and consulting fees	28,500	13,500
	$ 28,500	$ 58,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At December 31, 2006, accounts payable and accrued liabilities included $76,262 (2005: $117,793) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Three months ended December 31, 2006	Three months ended December 31, 2005
USA	45.85%	62.52%
Europe	39.00%	5.54%
Asia	12.56%	0.78%
South America	1.36%	1.46%
United Kingdom	1.23%	-
Canada	-	29.53%
Australia, New Zealand	-	0.17%
	100.00%	100.00%

Note 6 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current year

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS DECEMBER 31, 2006

FEBRUARY 27, 2007

For the three months ended December 31, 2006, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of February 27, 2007 provides information on the operations of Totally Hip for the three months ended December 31, 2006 and subsequent to the three months ended and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2006, and 2005.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Rich Media Design and Development

During the year ended the Company delivered its rich media applications and services under the brand name iROC™.

iROC™ -- interactive, rich, overt, communications -- teams Totally Hip's technical resources with advertising, development and publishing people in the creation of distinct, inspiring on-line products.

iROC™ combines Totally Hip's award-winning proprietary software with recent custom enhancements created for project-specific rich media solutions to create and fulfill client's interactive requirements. By producing and deploying rich media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features, advertisers can create an immersive on-line customer experience for their clients.

The rich media revolution is discarding flat, boring websites and empowering businesses to engage their clients and customers as they deploy rich media sites with immersive on-line content that inspires and illustrates for users. iROC™'s interactive rich media integrates images, video, virtual tours, animation, audio and interactive features to give on-line interaction life, to excite, to engage and ignite interest.

With iROC™, Totally Hip continues to build on its proven technology and record of supplying leading-edge interactive technology products and solutions to maximize the efficiency and effectiveness of rich media campaigns.

Livestage Professional Software

During fiscal 2006, Totally Hip Technologies Inc. released LiveStage Professional 4.6.5, an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behaviour archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEMBER 31, 2006

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

Development of Totallyhippoker.net

During fiscal 2006, the Company ("Totally Hip") entered into an agreement for the joint venture development of an on-line poker site tentatively named totallyhippoker.net.

Totally Hip will contribute technical assistance, intellectual property and initial financing of up to $200,000 to the development of the site, purchase of assets and marketing and planning. Totally Hip has agreed to issue 550,000 common shares at a deemed price of 80 cents per common share to acquire a 50-per-cent interest in totallyhippoker.net upon the site becoming operational.

Totally Hip will retain ownership and all rights to interactive and immersive content it develops for the totallyhippoker.net application and for other poker sites. This joint venture development of totallyhippoker.net is subject to further due diligence, a definitive joint venture agreement, approval by the board of directors, regulatory approval and acceptance for filing by the TSX Venture Exchange.

On August 18, 2006, due to current developments in the poker industry, the Company decided not to proceed with the joint venture development of on-line poker technologies and a poker site. The Company will continue to monitor the situation as the interactive Rich Media products continue to attract interest from the on-line gaming sector. As at September 30, 2006, the Company had expended $218,304 on research and development costs.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEMBER 31, 2006

Development of "Triple Play"

During fiscal 2006, the Company had incurred and expensed $60,000 for research and development of the "Triple Play" and wireless communications. "Triple Play" is a marketing term for the provisioning of Phone, Internet and TV services over a single broadband connection. The consumer demand for a triple play converged network is growing exponentially driven by the migration to VoIP and HDTV services as well as the mass market penetration of everything Digital.

The Company has identified a number of business opportunities including provisioning the triple play for business and/or residential multi unit dwellings with an alternative source of communication services where property manager and/or real estate developers can profit share in the services being sold to their occupants.

OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development, marketing and sales capacity and budgets.

SELECTED FINANCIAL DATA

The following table presents selected financial information for the three months ended December 31, 2006 and 2005 and the last three audited fiscal years ended September 30, 2006, 2005 and 2004:

	Three Months ended December 31, 2006 $	Three Months ended December 31, 2005 $	2006 $	2005 $	2004 $
OPERATIONS:					
Revenues	15,156	83,544	231,996	289,801	257,648
Net Loss	(79,471)	(28,660)	(1,139,751)	(414,814)	(524,108)
Basic and diluted loss per share	(0.004)	(0.001)	(0.07)	(0.03)	(0.08)
BALANCE SHEET:					
Working capital (deficiency)	(573,903)	(743,391)	(500,182)	(733,312)	(398,383)
Total assets	230,101	91,902	243,141	84,980	96,597

For the three months ended December 31, 2006 gross revenue was $17,434 compared to $86,709 for the same period in 2005 (79.9% decrease). For the three months ended December 31, 2006 revenues (net of packaged software) was $15,156 compared to $83,544 in 2005 (8136% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 100% of the Company's total sales are sales in foreign currencies. During the period ended the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 3.5% higher than the average annual exchange rate for the same period in 2005. Company sales figures presented in Canadian dollars were affected accordingly.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS DECEMBER 31, 2006

The Company's net loss for the three months ended December 31, 2006 was $79,471 compared to the loss of $28,660 for the three months ended December 31, 2005. The net loss for the period ended was marginally affected by a gain on foreign exchange of $1,542.

RESULTS OF OPERATIONS

For the three months ended December 31, 2006.

During the three months ended December 31, 2006, Net sales/gross profit before expenses were $15,156 or 86.93% of gross sales compared to a gross profit of $83,544 or 96.35% for the comparable period in 2005.

On an overall basis the net loss for the three months ending December 31, 2006 is $79,471 (177.29% increase) compared to a net loss of $28,660 for the same period in the previous year resulting in a net loss of $ 0.004 per share for the current quarter compared to a loss of $0.002 per share for the same quarter in 2005. The increase in the net loss for the three months ended December 31, 2006 was affected by a decrease in revenue of $69,275 and a decrease in foreign exchange of $6,230.

Administrative expenses for the three months ending December 31, 2006 were $96,169, compared to $119,976 in the previous year. Major expense decreases occurred in research and development cost ($45,000) which were offset by increases in office and miscellaneous expenses ($979), professional fees (2,985), salary and consulting fees ($5,282) due to staff reorganization and corporate changes and amortization increased by $4,339 due to additional office equipment and a motor vehicle purchased during fiscal 2006, interest and bank charges ($5,194) due to under provisions in fiscal 2006, and rent ($3,802) with the balance of the decrease ($1,388) spread over the remainder of the expenses.

The geographical distribution of sales revenues for the three months ended December 31, 2006 is USA 46%, Europe 39.0%, Asia 12.6%, South America 1.4% and United Kingdom 1%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

For the year ended September 30, 2006.

During the year ended September 30, 2006, Net sales/gross profit before expenses were $231,996 as compared to $289,801 for the comparable period in 2005.

On an overall basis the net loss for the 2006 fiscal year is $1,139,751 comparable to a net loss of $414,814 for the year 2005 resulting in a net loss of $0.07 per share (2005: $0.03). The 2006 net loss was affected by a marginal loss on foreign exchange of $1,751.

Administrative expenses for the year ended September 30, 2006 were $1,369,996 compared to $689,425 in the previous year. Major expense increases occurred in research and development cost ($278,304), salaries and consulting fees ($252,242), office and miscellaneous expenses ($15,806), rent ($49,332) due mainly to cancellation of a long term lease resulting from office relocation and corporate development cost ($30,000) due to corporate development changes, marketing, travel and promotion ($33,440) due to promoting new products, professional fees ($84,828) due to corporate reorganization and development, filing fees and transfer agent fees ($7,077), interest and bank charges ($8,016) and amortization costs increased by $8,246 due to additional office equipment and a motor vehicle purchased during the year, which were offset by decreases in research and development salaries ($87,630) due to staff reorganization during the period with the balance of the increase ($910) spread over the remainder of the expenses.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEMBER 31, 2006

Gross profit from sales for the year ended September 30, 2006 was $231,996 or 92.13% of gross sales compared to a gross profit from sales of $289,801 or 87.93% in 2005. Cost of goods sold does not include labor costs to generate sales, service or training revenue.

Gross sales were adversely impacted by about 7 % overall compared to the same period in 2005 due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the year ended September 30, 2006 is USA 51%, Canada 41%, Europe 6%, Australia 1%, Asia, Africa, and South America 1%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2007.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	YEARS ENDED SEPTEMBER 30,							
	2007	2006				2005		
	Qrt 1	Qrt 1	Qrt 2	Qrt 3	Qrt 4	Qrt 2	Qrt 3	Qrt 4
	$	$	$	$	$	$	$	$
Revenue	17,434	86,709	45,951	94,192	24,666	85,728	70,725	124,436
Net Loss	(79,471)	(28,660)	(230,271)	(620,771)	(260,049)	(71.388)	(156,429)	(120,432)
Basic/diluted Loss per share	(0.004)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

SHARE CAPITAL

Authorized: 100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
			-
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006 and December 31, 2006		26,282,620	$ 8,481,069

SHARE CAPITAL – CONT'D

Private Placement:

The Company has agreed to a $300,000 private placement of its securities consisting of the sale of up to 1,000,000 units at $0.30 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.40 per share for a period of two years. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Escrow:

As at December 31, 2006, there were no shares held in escrow.

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	Three months ended December 31, 2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	-	-	14,489	$6,32
Expired/cancelled	-		(14,489)	
Options outstanding and exercisable at the end of period	-		-	

Share Purchase Warrants

At December 31, 2006, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 06, 2008
2,222,222		

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEMBER 31, 2006

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

		Years ended December 31, 2006		2005
Research and development salaries	$	-	$	45,000
Consulting fees		28,500		13,500
	$	28,500	$	58,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At December 31, 2006, accounts payable and accrued liabilities included $76,262 (2005: $117,793) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At December 31, 2006, the Company held cash on hand of $10,732 (2005: $24,192) and liabilities totalled $704,059 (2005: $798,760).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $230,101 as of December 31, 2006, compared to $243,141 as of December 31, 2005, which decreased by $13,041 due to a decrease in cash of $7,116, prepaid expenses decreased by $13,228 and corresponding increases in amounts receivable and GST recoverable of $13,054 and approximately $5,750 in amortization costs.

Totally Hip's liabilities at December 31, 2006 comprised of accounts payable and accrued liabilities totalling $565,598, (2005: $603,471), loans payable of $104,707 (2005: $161,535), and amounts due to shareholders of $33,754 (2005: $33,754).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the three months ended December 31, 2006, Totally Hip has not issued any stock options. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the year ended September 30, 2006, Totally Hip closed a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DECEMBER 31, 2006

OUTSTANDING SHARE DATA

As at February 26, 2007 the Company had authorized share capital as follows:
100,000,000 common shares without par value
100,000 preferred shares without par value

Shares outstanding as at February 26, 2007 totalled 26,282,620 shares. There were 2,222,222 warrants outstanding and nil stock options outstanding.

MANAGEMENT CHANGES

None.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2006 or September 30, 2005.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

<u>Product Development and technological Change</u>

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 51% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

OUTLOOK

Over the past few years, Totally Hip has attempted to broaden its footprint in the Rich Media marketplace. Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YOUTUBE and MYSPACE) have helped guide a larger customer base to Totally Hip's core product, LiveStage Professional. In this light and in a view to stick with our strengths, Totally Hip will continue to develop LiveStage and increase marketing efforts. We believe that a re-concentration to LiveStage will continue to provide reliable revenue streams and, as it has done in the past, spawn highly lucrative custom rich media projects.

Totally Hip will continue to research and develop the business opportunity known as "triple play". "Triple Play" is a marketing term for the delivery of an integrated package of Phone, Internet and TV services over a single broadband connection and advanced IP technology. Consumers, therefore receive a feature rich service with only one bill from one company. Totally Hips' approach to the Triple Play focuses on a combined business model rather than on solving technical issues or a common standard.

The consumer demand for a Triple Play converged network is growing exponentially driven by the migration to VoIP and HDTV services as well as the mass market penetration of everything Digital.

As the market continues to evolve, Totally Hip plans to offer an even more robust combination of services in an effort to ward off competition and grow revenue. In particular, consumer demands are increasing for content and interactive applications, such as Rich Media videoconferencing and gaming. The combination of technologies the solution provides is an ideal infrastructure for the evolution of new media service delivery capabilities.

Totally Hip is reviewing the viability of integrating its current products, services or other technology based applications in connection with the "triple play" investigation.

SUBSEQUENT EVENT

Subsequent to the quarter ended December 31, 2006, the Company announced that it is not proceeding with the non-brokered private placement financing of $300,000 previously announced on December 22, 2006.

82-4556

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.**, (the issuer) for the interim period ending **December 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 1, 2007

"David Dicaire"
David Dicaire
President & CEO

82-4556

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.,** (the issuer) for the interim period ending **December 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 1, 2007

"David Dicaire"
David Dicaire
Chief Financial Officer

82-4556

totally hip

News Release
December 22, 2006

NEWS RELEASE

Vancouver, B.C. – December 22, 2006 – Totally Hip Technologies Inc. **(TSX:THP)** is pleased to announce that it has agreed to up to a $300,000 private placement of its securities consisting of the sale of up to 1,000,000 units at $0.30 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.40 per share for a period of two years. The securities will be subject to a hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Totally Hip Technologies Inc.

Per: *"Michael Ross"*
Michael Ross, Director

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556
Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.685.6525

82-4556

totally hip

News Release
March 1, 2007

NEWS RELEASE

Vancouver, B.C. – March 1, 2007 – Totally Hip Technologies Inc. **(TSX:THP)** announces that it is not proceeding with the non-brokered private placement financing of $300,000 announced on December 22, 2006.

Totally Hip Technologies Inc.

Per: *"Michael Ross"*
Michael Ross, Director

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556
Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.638.8180

82-4556

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 22, 2006

Item 3. **News Release**

News Release dated December 22, 2006 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has agreed to up to a $300,000 private placement of its securities consisting of the sale of up to 1,000,000 units at $0.30 per unit.

The proceeds of the private placement will be used for general corporate purposes.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to up to a $300,000 private placement of its securities consisting of the sale of up to 1,000,000 units at $0.30 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.40 per share for a period of two years. The securities will be subject to a hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 638.8180.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 3rd day of January, 2007.

"Michael Ross"
Michael Ross, Director

82-4556

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

March 1, 2007

Item 3. News Release

News Release dated March 1, 2007 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it is not proceeding with its non-brokered private placement.

Item 5. Full Description of Material Change

The Issuer announces that it is not proceeding with the non-brokered private placement financing of $300,000 announced on December 22, 2006.

Item 6. Reliance on Section 7(2) of the National Instrument 51-102

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

David Dicaire, President – (604) 638.8180.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 9th day of March, 2007.

"Michael Ross"
Michael Ross, Director

END